

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Par Chadha
Executive Chairman
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

> **Re: Exela Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 3, 2023**
> **File No. 001-36788**

Dear Par Chadha:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services